                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 4)*


                              BRIO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10970E104
           -----------------------------------------------------------
                                 (CUSIP Number)


            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 October 1, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 13 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 2 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      147,000

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                        816,500(1)
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     147,000

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     816,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     147,000

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      2.29

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      IN

-----------------------------------------------------------------------------------------------------------------


     --------

    (1) Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 3 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Peter J. Powers
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      --

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                        816,500(1)
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     --

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     816,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     --

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      IN

-----------------------------------------------------------------------------------------------------------------


     --------

    (1) Peter J. Powers disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 4 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     502,070

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                        --
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                     502,020

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     --

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     502,070

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      7.8

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      PN

-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 5 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund II, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      78,160

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                         --
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                      78,160

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      78,160

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      1.2

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      PN

-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 6 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     High View Capital Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      --

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                         580,230(1)
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                      --

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      580,230(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      CO

-----------------------------------------------------------------------------------------------------------------


     --------

    (1) High View Capital Corporation disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 7 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      236,270

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                         --
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                      236,270

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      236,270

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      3.67

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      OO

-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                 --------------------
CUSIP NO. 10970E104                                           PAGE 8 OF 13 PAGES
---------------------------                                 --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     High View Asset Management Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      --

     NUMBER OF          -----------------------------------------------------------------------------------------
      SHARES              8      SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                                                         236,270(1)
       EACH
     REPORTING          -----------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH
                                                                      --

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      236,270(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      --

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                      CO

-----------------------------------------------------------------------------------------------------------------


     --------

    (1) High View Asset Management Corporation disclaims beneficial ownership of all shares owned by other persons.

                                                              Page 9 of 13 Pages

                              BRIO INDUSTRIES, INC.
                              (CUSIP NO. 10970E104)

        This Amendment No. 4 on Schedule 13D ("Amendment No. 4") relates to the Statement on Schedule 13D filed on September 20, 1996 and amended on October 30, 1996, September 23, 1997 and September 30, 1997 ("Amended Schedule 13D"). This Amendment No. 4 is being filed to reflect, among other things, (i) the inclusion of the newly-formed The High View Fund II, L.P. as a Reporting Person, (ii) the transfer of certain securities of the Issuer from and by the Delaware Fund to The High View Fund II, L.P., and (iii) certain open market transactions in securities of the Issuer by certain Reporting Persons. Any capitalized term used herein and not otherwise defined shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 of Amended Schedule 13D is amended by replacing it with the following:

               This relates to the common stock, no par value per share ("Common Stock") of Brio Industries, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is Suite 160, 7400 River Road, Richmond, British Columbia V6X 1X6 CANADA.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of Amended Schedule 13D is amended by replacing the second sentence in the first paragraph of sub-part (II) with the following:

               HVCC's principal business is to act as general partner to the Delaware Fund, to act as general partner to The High View Fund II, L.P., and to provide investment advisory services to other clients.

Item 2 of Amended Schedule 13D is amended further by replacing in sub-part (III) "Cedric L. Carroll" and "Mr. Carroll" with, respectively, "Dorothea I. Thompson" and "Mrs. Thompson".

Item 2 of Amended Schedule 13D is amended further by replacing sub-part (VI) with the following:

        (VI) This statement also is being filed on behalf of The High View Fund II, L.P., a Delaware limited partnership ("Fund II"). Fund II's principal business is to make and hold investments. The business address for Fund II is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022. The general partner of Fund II is HVCC.

Item 2 of Amended Schedule 13D is amended further by replacing the second paragraph on Page 10 with the following:

               Each of the Delaware Fund, the Cayman Fund, Fund II and Ernest P. Werlin is making this filing because each of them has acquired shares of Common Stock for which each has sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common Stock which are held by each of the Delaware Fund, the Cayman Fund, and Fund II. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by deleting the third paragraph on page 10.

Item 2 of Amended Schedule 13D is amended further by replacing the fourth and fifth paragraphs on Page 10 with the following:

               HVCC is making this filing because, due to the relationship between HVCC and each of the Delaware Fund and Fund II, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by each of the Delaware Fund and Fund
II. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Peter J. Powers is making this filing because, due to the relationship between Mr. Powers and each of the Delaware Fund, Fund II and the Cayman Fund, as described above, Mr. Powers may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by each of the Delaware Fund, Fund II and the Cayman Fund. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the last paragraph with the following paragraph:

                                                             Page 10 of 13 Pages

                 The Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Ernest
P. Werlin and Peter J. Powers are making a group filing because, due to the relationships between and among the Reporting Persons as described in this Item 2, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following to the first paragraph:

               As discussed in more detail in Item 5(c) below, on October 1, 1997, in a private, internal re-allocation, the Delaware Fund disposed of 73,060 shares of Common Stock by transferring such shares of Common Stock to Fund II, which acquired these 73,060 shares of Common Stock. In a series of open market transactions over the period from January 8, 1998 to January 21, 1998, the Delaware Fund acquired 29,000 shares of Common Stock for a total purchase price of $67,062.50, which amount was obtained from the working capital of the Delaware Fund. Fund II acquired 5,100 shares of Common Stock in a series of open market transactions over the period from January 8, 1998 to January 21, 1998 for a total purchase price of $11,793.75, which amount came from the working capital of Fund II.

Item 3 of Amended Schedule 13D is amended further by replacing the second paragraph with the following:

               The Cayman Fund acquired 364,000 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to March 31, 1997 for a total purchase price of $1,048,820.25 and sold 157,930 of those shares in open market transactions on September 18, 1996, December 18, 1996, May 15, 1997, and August 29, 1997 for the total price of $373,838.75. In a series of open market transactions over the period from September 4, 1997 to January 21, 1998, the Cayman Fund acquired 30,200 shares of Common Stock for a total price of $75,856.08. The $1,220,463.04 used by the Cayman Fund to purchase the 394,200 shares of Common Stock was obtained from the working capital of the Cayman Fund.

Item 3 of Amended Schedule 13D is amended further by replacing the third paragraph with the following:

               Mr. Werlin acquired 149,000 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to September 18, 1996 for a total price of $409,042.50 and sold 15,000 of those shares in open market transactions on November 20, 1996 and December 3, 1996 for the total price of $44,688. In an open market transaction on February 20, 1997, Mr. Werlin acquired 13,000 shares of Common Stock for the total price of $34,138. The $443,180.50 used by Mr. Werlin to purchase the 162,000 shares of Common Stock was obtained from Mr. Werlin's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by replacing Item 4 therein with the following:

               Each of the Delaware Fund, Fund II, the Cayman Fund, and Mr. Werlin holds its or his respective shares of Common Stock to which this statement on Schedule 13D relates for purposes of investment. Depending upon their respective evaluations of the Issuer's business and prospects, future developments, market conditions and other factors, each of the Delaware Fund, Fund II, the Cayman Fund and Mr. Werlin may, from time to time, purchase additional shares of Common Stock, or sell or cause to be sold all or a portion of the shares over which each exercises voting and dispositive power, either in open market or privately negotiated transactions or otherwise. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amended Schedule 13D is amended by replacing parts (a), (b), (c) and
(e) therein with the following:

               (a) and (b)

        (I) The Delaware Fund beneficially holds an aggregate of 502,070 shares of Common Stock, which amount constitutes 7.8% of the outstanding shares of Common Stock.

        (II) Fund II beneficially holds an aggregate of 78,160 shares of Common Stock, which amount constitutes 1.2% of the outstanding shares of Common Stock.

        (III) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of each of the Delaware Fund and Fund II, and because it could be deemed to share voting and dispositive power with (i) the Delaware Fund over the

                                                             Page 11 of 13 Pages

shares of Common Stock held by the Delaware Fund and (ii) Fund II over the shares of Common Stock held by Fund II, HVCC may be deemed to be the beneficial owner of the shares of Common Stock held by each of the Delaware Fund and Fund
II. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 580,230 shares of Common Stock, which amount constitutes 9% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (IV) The Cayman Fund beneficially holds an aggregate of 236,270 shares of Common Stock, which amount constitutes 3.67% of the outstanding shares of Common Stock.

        (V) For purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the shares of Common Stock held by the Cayman Fund. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 236,270 shares of Common Stock, which amount constitutes 3.67% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (VI) Peter J. Powers is a director, Senior Vice President and Secretary of HVCC, the general partner of each of the Delaware Fund and Fund II. Mr. Powers is also Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to each of the Delaware Fund and Fund II through his positions at HVCC and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Common Stock held by each of the Delaware Fund and Fund II, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 580,230 shares of Common Stock held by the Delaware Fund and Fund II. Further, as Mr. Powers is also an officer of HVAM, because of Mr. Powers's relationship to the Cayman Fund through his position at HVAM, and because he may be deemed to share with HVAM and with the director and the other officer of HVAM voting and dispositive power over the shares of Common Stock held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 236,270 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 816,500 shares of Common Stock, which amount constitutes 12.7% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

        (VII) Ernest P. Werlin beneficially holds an aggregate of 147,000 shares of Common Stock, which amount constitutes 2.29% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and each of the Delaware Fund and Fund II, as discussed in this
Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC over the shares of Common Stock held by each of the Delaware Fund and Fund II, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 580,230 shares of Common Stock held by the Delaware Fund and Fund II. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the shares of Common Stock held by the Cayman Fund with HVAM and the other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 236,270 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 963,500 shares of Common Stock, which amount constitutes 14.97% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, each of the persons named herein disclaims membership in a group.

               (c)

               In open market transactions on August 30, 1996, each of the Delaware Fund and the Cayman Fund acquired 35,000 shares of Common Stock for $2.34 per share. In open market transactions on September 5, 1996, each of the Delaware Fund and the Cayman Fund acquired 50,000 shares of Common Stock for $2.58 per share. In open market transactions on September 10, 1996, each of the Delaware Fund and the Cayman Fund acquired 22,500 shares of Common Stock for $2.6875 per share. In open market transactions on September 11, 1996, each of the Delaware Fund and the Cayman Fund acquired 30,000 shares of Common Stock for $2.6875 per share. In open market transactions on September 12, 1996, each of the Delaware Fund and the Cayman Fund acquired 25,000 shares of Common Stock for $2.875 per share. In open




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                                                             Page 12 of 13 Pages

market transactions on September 17, 1996, each of the Delaware Fund and the Cayman Fund acquired 75,000 shares of Common Stock for $3.0625 per share. In open market transactions on September 18, 1996, each of the Delaware Fund and the Cayman Fund disposed of 10,000 shares of Common Stock for $3.0625 per share. In open market transactions on October 9, 1996, each of the Delaware Fund and the Cayman Fund acquired 19,700 shares of Common Stock for $3.3235 per share. In open market transactions on October 10, 1996, each of the Delaware Fund and the Cayman Fund acquired 18,350 shares of Common Stock for $3.375 per share. In open market transactions on October 11, 1996, each of the Delaware Fund and the Cayman Fund acquired 11,950 shares of Common Stock for $3.375 per share. In open market transactions on October 22, 1996, each of the Delaware Fund and the Cayman Fund acquired 37,500 shares of Common Stock for $3.25 per share. In open market transactions on December 18, 1996, each of the Delaware Fund and the Cayman Fund disposed of 10,000 shares of Common Stock for $2.5 per share. In an open market transaction on December 23, 1996, the Delaware Fund disposed of 6,500 shares of Common Stock for $2.5 per share. In open market transactions on February 20, 1997, each of the Delaware Fund and the Cayman Fund acquired 26,500 shares of Common Stock for $2.7782 per share. In open market transactions on March 31, 1997, each of the Delaware Fund and the Cayman Fund acquired 12,500 shares of Common Stock for $2.5625 per share. In open market transactions on May 15, 1997, the Delaware Fund acquired and the Cayman Fund disposed of 100,000 shares of Common Stock for $2.2813 per share. In an open market transaction on July 16, 1997, the Delaware Fund acquired 25,000 shares of Common Stock for $2.5325 per share. In open market transactions on August 29, 1997, the Delaware Fund acquired and the Cayman Fund disposed of 37,930 shares of Common Stock for $2.375 per share. In an open market transaction on September 3, 1997, the Delaware Fund acquired 10,000 shares of Common Stock for $2.50 per share. In open market transactions on September 4, 1997, the Delaware Fund acquired 14,250 shares of Common Stock and the Cayman Fund acquired 5,750 shares of Common Stock for $2.75 per share. In additional open market transactions on September 4, 1997, the Delaware Fund acquired 14,250 shares of Common Stock and the Cayman Fund acquired 5,750 shares of Common Stock for $2.7391 per share. In open market transactions on September 5, 1997, the Delaware Fund acquired 7,200 shares of Common Stock and the Cayman Fund acquired 2,800 shares of Common Stock for $2.6875 per share. As reported in Item 3 above, on October 1, 1997, in order to enable the Delaware Fund to qualify for an exemption under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the "1940 Act"), each investor in the Delaware Fund not qualifying as a "qualified purchaser" (as defined in Section 3(c)(7) of the 1940 Act) (collectively, the "Transferred Partners"), as well as those shares of Common Stock acquired with respect to the interest of such Transferred Partners in the Delaware Fund (the "Transferred Shares"), were transferred to Fund II, which was formed on that date and for that purpose. Thus, in a private, internal re-allocation, the Delaware Fund disposed of 73,060 Transferred Shares by transferring such shares to Fund II, which acquired these 73,060 Transferred Shares. In exchange for the acquisition of the Transferred Shares from the Delaware Fund, Fund II assumed the obligations of the Delaware Fund with respect to the Transferred Partners up to an amount equivalent to the value of the Transferred Shares. In open market transactions on January 8, 1998, the Delaware Fund acquired 5,800 shares of Common Stock, Fund II acquired 900 shares of Common Stock and the Cayman Fund acquired 3,300 shares of Common Stock for $2.3125 per share. In open market transactions on January 12, 1998, the Delaware Fund acquired 4,600 shares of Common Stock, Fund II acquired 800 shares of Common Stock and the Cayman Fund acquired 2,100 shares of Common Stock for $2.3125 per share. In open market transactions on January 14, 1998, the Delaware Fund acquired 11,500 shares of Common Stock, Fund II acquired 2,000 shares of Common Stock and the Cayman Fund acquired 6,500 shares of Common Stock for $2.3125 per share. In open market transactions on January 21, 1998, the Delaware Fund acquired 7,100 shares of Common Stock, Fund II acquired 1,400 shares of Common Stock and the Cayman Fund acquired 4,000 shares of Common Stock for $2.3125 per share. In open market transactions on August 30, 1996, Mr. Werlin acquired 49,000 shares of Common Stock for $2.34 per share. In an open market transaction on September 5, 1996, Mr. Werlin acquired 35,000 shares of Common Stock for $2.58 per share. In open market transactions on September 10, 1996, Mr. Werlin acquired 13,000 shares of Common Stock for $2.69 per share and 7,000 shares of Common Stock for $2.6875 per share. In an open market transaction on September 18, 1996, Mr. Werlin acquired 45,000 shares of Common Stock for $3.34 per share. In an open market transaction on November 20, 1996, Mr. Werlin disposed of 10,000 shares of Common Stock for $3.0938 per share. In an open market transaction on December 3, 1996, Mr. Werlin disposed of 5,000 shares of Common Stock for $2.75 per share. In an open market transaction on February 20, 1997, Mr. Werlin acquired 13,000 shares of Common Stock for $2.626 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

               (e)

               As of June 6, 1997, Andrew M. Brown ceased to be associated or affiliated in any way with the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin or Peter J. Powers and may not be deemed to be a member of the Group of persons which filed Amendment No. 3 on Schedule 13D. Therefore, as of June 6, 1997, Mr. Brown could not be deemed to be the beneficial owner of more than five percent of the class of securities to which this Statement relates for purposes of Section 13 or any other purpose.





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                                                             Page 13 of 13 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1998



                                       /s/ ERNEST P. WERLIN
                                       ________________________________________
                                       Ernest P. Werlin



                                       /s/ PETER J. POWERS
                                       ________________________________________
                                       Peter J. Powers


                                       THE HIGH VIEW FUND, L.P.


                                       By: High View Capital Corporation,
                                           its general partner



                                       By: /s/ ERNEST P. WERLIN
                                       ________________________________________
                                               Ernest P. Werlin
                                               President


                                       THE HIGH VIEW FUND II, L.P.


                                       By: High View Capital Corporation,
                                           its general partner



                                       By: /s/ ERNEST P. WERLIN
                                       ________________________________________
                                               Ernest P. Werlin
                                               President


                                       HIGH VIEW CAPITAL CORPORATION


                                       By: /s/ ERNEST P. WERLIN
                                       ________________________________________
                                               Ernest P. Werlin
                                               President


                                       THE HIGH VIEW FUND




                                       By: /s/ RHONDA D. MCDEIGAN-ELDRIDGE
                                       ________________________________________
                                               Rhonda D. McDeigan-Eldridge
                                               Director


                                       HIGH VIEW ASSET MANAGEMENT CORPORATION



                                       By: /s/ ERNEST P. WERLIN
                                       ________________________________________
                                               Ernest P. Werlin
                                               President


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